Exhibit 99.72

Ernst & Young LLP The Stack 1133 Melville St. Suite 1900 Vancouver, BC V6E 4E5	Tel: +1 604 891 8200 Fax: +1 604 643 5422 ey.com

June 18, 2025

British Columbia Securities Commission (Principal Regulator)

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities, Nunavut

Dear Sirs/Mesdames:

Re:	Titan Mining Company

Change of Auditor Notice dated June 17, 2025

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Chartered Professional Accountant

cc: The Board of Directors, Titan Mining Company

A member firm of Ernst & Young Global Limited